UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Rexahn Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761640 10 1

(CUSIP Number)

Dr. Chang H. Ahn
c/o Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
(240) 268-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 761640 10 1	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dr. Chang H. Ahn Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 8,313,924
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,397,013
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,313,924
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,397,013
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,710,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 761640 10 1	Page 3 of 5

Explanatory Note:

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Dr. Chang H. Ahn on May 23, 2005, as amended by Amendment No. 1 thereto filed with the SEC on May 13, 2009, Amendment No. 2 thereto filed with the SEC on May 20, 2011, Amendment No. 3 thereto filed with the SEC on June 3, 2011 ("Amendment No. 3"), and Amendment No. 4 thereto filed with the SEC on July 20, 2012 (“Amendment No. 4”).

This Amendment No. 5 is filed with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act", with respect to Dr. Ahn's beneficial ownership of the Common Stock.  The Issuer's principal executive office is located at 15245 Shady Grove Road, Suite 455, Rockville, MD 20850.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

From July 20, 2012 through October 8, 2013, the Ahns Foundation (the "Foundation"), which is a  non-profit, private charitable foundation, donated or sold 2,223,754 shares of Common Stock that had been gifted to the Foundation by Dr. Ahn on May 31, 2011.  The Foundation's gift was to support another charitable entity, and its sales were made to provide funds to support its own charitable activities.  The following table summarizes the transactions involved:

Date	Number of Shares	Sales Price per Share
7/20/2012	17,969	$0.5142
7/23/2012	1,300	$0.5000
7/24/2012	27,022	$0.5189
7/25/2012	10,600	$0.5090
7/26/2012	5,145	$0.5021
7/30/2012	1,100	$0.5145
7/31/2012	1,141	$0.5000
8/1/2012	12,400	$0.5055
8/2/2012	1,857	$0.5000
8/3/2012	1,200	$0.5135
8/6/2012	14,585	$0.5148
8/7/2012	5,562	$0.5065
8/8/2012	4,800	$0.5001
8/9/2012	5,100	$0.5012
8/10/2012	6,750	$0.5000
8/13/2012	900	$0.5000
8/14/2012	900	$0.5000
8/15/2012	2,436	$0.5000
6/11/2013	29,687	$0.5009
6/12/2013	18,200	$0.5090
6/19/2013	5,100	$0.5000
10/3/2013	364,005	$0.5089
10/4/2013	367,017	$0.5279
10/7/2013	1,126,624	$0.5612
10/8/2013	192,354	$0.5255

SCHEDULE 13D

CUSIP No. 761640 10 1	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)               As of the date hereof, for purposes of Section 13(d) under the Exchange Act, Dr. Ahn beneficially owns 9,710,937 shares of Common Stock, representing 7.24% of the outstanding Common Stock.  This percentage is based upon the Issuer's statement as to the number of outstanding shares of Common Stock as of August 12, 2013 as set forth in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which was filed with the SEC on August 12, 2013.

(b)               The 9,710,937 shares of Common Stock beneficially owned by Dr. Ahn include the following:

(i)            6,813,924   shares of Common Stock held directly by Dr. Ahn and 1,500,000 shares of Common Stock subject to purchase upon exercise of options held by Dr. Ahn that are exercisable within 60 days of the date hereof (as to all of which shares Dr. Ahn has sole voting and dispositive power);

(ii)            897,013 shares of Common Stock held directly by the Foundation (as to all of which shares Dr. Ahn has shared voting and dispositive power), as to all of which shares Dr. Ahn disclaims beneficial ownership; and

(iii)            500,000 shares of Common Stock held directly by Dr. Ahn's wife, Inok Ahn (as to all of which shares Dr. Ahn has shared voting and dispositive power), as to all of which shares Dr. Ahn disclaims beneficial ownership.

Dr. Ahn has no pecuniary interest in the 897,013 shares of Common Stock held directly by the Foundation.  Consequently, Dr. Ahn is not the beneficial owner of such shares for purposes of Section 16 of the Exchange Act (other than for purposes of determining whether he is a beneficial owner of 10% or more of the outstanding Common Stock).

(c)                Except as described in Item 4 above, Dr. Ahn has not effected any other transaction in the Common Stock since the filing of Amendment No. 4.

(d)                Not applicable.

(e)                Not applicable.

SCHEDULE 13D

CUSIP No. 761640 10 1	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2013	By:	/s/ Chang H. Ahn
Name: Chang H. Ahn